Filed Pursuant to Rule 424(b)(3)
Registration No. 333-265588

J.P. MORGAN REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 3 DATED JUNE 12, 2025

TO THE PROSPECTUS DATED APRIL 14, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of J.P. Morgan Real Estate Income Trust, Inc., dated April 14, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the acquisition of two multifamily properties;

•	to disclose the transaction price for each class of our common stock as of July 1, 2025;

•	to disclose the calculation of our May 31, 2025 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our offering; and

•	to disclose certain updates to the Prospectus.

Acquisition of Two Multifamily Properties

The Elmstead

On May 22, 2025, we acquired a 100-unit, active adult multifamily community located in South Easton, Massachusetts for $33.0 million, excluding closing costs. In connection with the acquisition, we assumed mortgage loans totaling $21.2 million, which bear interest at a weighted-average rate of 4.30% and are amortized over a weighted-average amortization period of 9.5 years with a remaining term of 5.9 years.

The Kensley

On June 11, 2025, we acquired a fully-renovated, 2004-vintage, 300-unit garden multifamily community in Jacksonville, Florida for $49.0 million, excluding closing costs. The acquisition was funded with the proceeds from the sale of shares of our common stock.

July 1, 2025 Transaction Price

The transaction price for each share class of our common stock sold in this offering for subscriptions accepted as of July 1, 2025 (and repurchases as of June 30, 2025) is as follows:

Transaction Price (per share)
Class D	$10.38
Class I	$10.43
Class S	$11.05
Class T	$11.05

As of May 31, 2025, we had no outstanding Class T shares or Class S shares. As a result, the transaction price for our Class T shares and Class S shares is equal to the NAV per share for our Class E shares as of May 31, 2025. Class E, Class X and Class Y shares are not sold as a part of this offering. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.

May 31, 2025 NAV Per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.jpmreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV.

Our total NAV presented in the following tables includes the aggregate NAV of our Class D, Class I, Class E and Class Y shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of May 31, 2025 ($ and shares/units in thousands):

Components of NAV	May 31, 2025
Investments in real estate	$646,723
Investments in real estate debt	79,275
Investments in real estate-related and other securities	69,267
Cash and cash equivalents	260,326
Restricted cash	1,427
Other assets	8,491
Debt obligations	(205,601)
Other liabilities	(11,853)
Stockholder servicing fees payable the following month(1)	(38)
Non-controlling interests in joint ventures	(14,572)
Mandatorily redeemable instruments(2)	(105,581)
Net Asset Value	$727,864
Number of outstanding shares/units	66,665

(1)

Stockholder servicing fees only apply to Class T, Class S, Class D and Class Y shares. For purposes of NAV, we recognize the stockholder servicing fee as a reduction of NAV on a monthly basis as such fee is paid. Under accounting principles generally accepted in the United States of America (“GAAP”), we accrue the lifetime cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S, Class D and Class Y shares. The stockholder servicing fee on Class D shares was waived as of May 31, 2025, and the NAV attributable to current holders of Class D shares will not be included in the computation of stockholder servicing fees charged on Class D shares in perpetuity. As of May 31, 2025, we had accrued under GAAP stockholder servicing fees of $3.6 million.

(2)

Represents Class E units in the Operating Partnership and Class E shares (collectively the “Mandatorily Redeemable Instruments”) held by the Adviser that are mandatorily redeemable and only subject to delays to the continuous obligation to ultimately redeem such shares once sufficient availability exists under the share repurchase agreements. Therefore, the Mandatorily Redeemable Instruments held by the Adviser are classified as a liability pursuant to Topic 480 — Distinguishing Liabilities from Equity and are initially presented at the initial funding amount received, which is equivalent to fair value at the issuance dates. Subsequently, the Mandatorily Redeemable Instruments are carried at their cash redemption value as if the units and shares were repurchased or redeemable at the reporting date, which equals NAV per Class E unit/share of $11.05. As of May 31, 2025, there were approximately 9.1 million Class E units and approximately 0.5 million Class E shares included in Mandatorily Redeemable Instruments.

The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2025 ($ and shares/units in thousands, except per share/unit data):

NAV Per Share/Unit	Class D Shares	Class I Shares	Class S Shares	Class T Shares	Class E Shares	Class X Shares	Class Y Shares	Operating Partnership Units(1)	Total
Net asset value	$11,539	$129,932	$—	$—	$532,422	$—	$53,154	$817	$727,864
Number of outstanding shares/units	1,112	12,459	—	—	48,168	—	4,852	74	66,665
NAV per share/unit	$10.38	$10.43	$—	$—	$11.05	$—	$10.96	$11.05

(1)	Includes Class E units held by the Special Limited Partner.

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2025 valuations, based on property types. Once we own more than one single-family rental and more than one retail property, we will include the key assumptions for such property types.

Property Type	Discount Rate	Exit Capitalization Rate
Multifamily	6.69%	5.51%
Industrial	7.63%	5.88%

These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values
Discount Rate	0.25% decrease	1.94%	1.89%
(weighted average)	0.25% increase	(2.00)%	(1.83)%
Exit Capitalization Rate	0.25% decrease	2.63%	2.91%
(weighted average)	0.25% increase	(2.61)%	(2.70)%

Status of Our Current Public Offering

Our public offering was declared effective by the SEC on July 22, 2022, and we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 1,123,550 Class D, 10,089,772 Class I and 53,776 Class S shares in the primary offering for total proceeds of approximately $116.9 million. We have issued 51,708 Class D, 192,835 Class I and 2,756 Class S shares for a total value of approximately $2.6 million pursuant to our distribution reinvestment plan. As of the date hereof, we have not sold any Class T shares in this offering. We intend to continue selling shares in the public offering on a monthly basis.

Updates to the Prospectus

The following disclosure supersedes and replaces the second paragraph following the question “What types of properties do you acquire” in the “Prospectus Summary” section of the Prospectus and the second paragraph under the heading “Investments in Real Estate” in the “Investment Objectives and Strategies” section of the Prospectus.

We aim to invest in property types that are in demand and exhibit strong growth prospects, including logistics assets such as last-mile warehouses, truck terminals, industrial outdoor storage, and other granular, irreplaceable components of the logistics chain that capitalize on the continued growth of consumption-driven demand. Our housing strategy focuses on assets at affordable rent levels in growing submarkets, particularly newly built single-family rental housing developments and certain non-luxury multifamily assets, as well as housing oriented to specific demographic cohorts poised for above-standard growth. In our early stages, we will concentrate on logistics, and non-luxury housing where favorable supply/demand dynamics exist, but we ultimately intend to invest in evolving spaces for innovative work, including efficient offices in innovation markets where highly educated migrants are relocating for high-quality jobs, short commutes, and affordable housing, as well as selective student housing and age-restricted housing. We seek retail opportunities focused on “last-mile” services delivery, including restaurants, health, fitness, banking and beauty. Our sector focus is research-driven, allowing us to adjust property type targets as the economy and real estate markets evolve, and we may reduce allocations to certain property types if research indicates less compelling future returns.

The following disclosure is added to the “Experts” section of the Prospectus.

The estimated market values of our investments in real estate as of May 31, 2025 presented on page 2 of this Supplement under the section “May 31, 2025 NAV Per Share” have been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.